UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2026

Hing Wong
Chief Executive Officer
HCW Biologics Inc.
2929 N Commerce Parkway
Miramar, FL 33025

Re: HCW Biologics Inc.
Registration Statement on Form S-1
Filed June 8, 2026
File No. 333-296577

Dear Hing Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeny Zarmon